UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 29, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

SECOND QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Announces Q2 2021 Results

SHENZHEN, PRC – July 29, 2021 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited financial results for the quarter ended June 30, 2021.

SUMMARY

All of our PRC lenders have demanded us to repay their respective outstanding loans immediately due to the significant uncertainty on share ownership and the potential changes in the Board of Directors of the Company. The Company has been in an ongoing dialogue with the lenders to appease them from taking further legal actions, while exploring other potential lenders for refinancing. In addition, the lenders have suspended fund withdrawal of some of our bank accounts in light of freezing orders issued by the relevant PRC courts regarding some lawsuits filed by our suppliers, resulting in a liquidity crunch in our operations. As a result, the Company is unable to meet the progress payment of our contractors and suppliers, causing delays in the construction in progress and disrupting the day-to-day operations. Further, some of our suppliers and contractors have also taken legal actions against the Company for the outstanding payments. In general, our suppliers and contractors have imposed more stringent payment terms, further exacerbating the liquidity of the Company. The Company has been operating in this challenging environment, while striving to meet the completion schedule of Nam Tai Inno Park and the commencement of pre-sale of Nam Tai • Longxi.

In the quarter ended June 30, 2021:

•	Revenue was $9.5 million in the second quarter of 2021, an increase of $8.7 million year-on-year.
•	Net loss from operations was $0.3 million in the second quarter of 2021, reduced from net loss from operations of $4.5 million in the second quarter of 2020.
•	Consolidated net loss was $0.3 million in the second quarter of 2021, reduced from consolidated net loss from operations of $3.8 million in the second quarter of 2020.
•	Real estate properties under development, net was $336.1 million as of June 30, 2021, an increase of $23.9 million from the end of 2020.
•	Real estate properties held for lease, net was $124.5 million as of June 30, 2021, an increase of $32.3 million from the end of 2020.

In addition:

•	The occupancy rate of Nam Tai Inno Park reached 59% by the end of the second quarter, an increase of 11% from the first quarter of 2021.
•	Approximately 1,200 dormitory units of Nam Tai Inno Park have been delivered to our tenants as of June 30, 2021.
•	The capping of the roof of Nam Tai Technology Center has been completed as of June 30, 2021.
•

We have applied for the pre-sale of Nam Tai • Longxi. Subject to the approval of the local authority, the pre-sale is expected to commence in August 2021. The sales center and the show flats for the pre-sale have been opened since July 2021.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Six Months Results
	Q2 2021	Q2 2020	YoY(%)(a)	6M 2021	6M 2020	YoY(%)(a)
Revenue	$9,547	$843	1,032.5%	$78,594	$1,542	4,996.9%
Gross profit	$5,469	$160	3,318.1%	$50,439	$242	20,742.6%
Net (loss) income from operations	$(306)	$(4,489)		$35,934	$(8,211)
% of revenue	(3.2)%	(532.5)%		45.7%	(532.5)%
per share (diluted)	$(0.01)	$(0.11)		$0.91	$(0.21)
Consolidated net (loss) income	$(292)	$(3,784)		$25,339	$(6,960)
% of revenue	(3.1)%	(448.9)%		32.2%	(451.4)%
Basic (loss) income per share	$(0.01)	$(0.10)	(90.0)%	$0.65	$(0.18)	—
Diluted (loss) income per share	$(0.01)	$(0.10)	(90.0)%	$0.65	$(0.18)	—
Weighted average number of shares (’000)
Basic	39,226	39,144		39,212	38,888
Diluted	39,330	39,144		39,280	38,888

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
Cash and cash equivalents(a)	$4,378	$60,980	$68,091
Short-term investments(b)	$66,662	$150,150	$—
Restricted cash	$100,582	$2,065	$1,134
Real estate properties under development, net	$336,116	$312,185	$370,674
Real estate properties held for sales type lease	$7,638	$31,558	$—
Real estate properties held for lease, net	$124,489	$92,207	$—
Property, plant and equipment, net	$26,132	$26,568	$25,026
Total assets	$694,384	$701,210	$490,140
Amount due to a shareholder	$146,869	$146,869	$—
Current portion of long term bank loans	$121,517	$122,883	$3,297
Accounts payable	$80,653	$61,559	$40,111
Advance from customers	$5,242	$69,722	$95,884
Long term bank loans	$—	$—	$121,548
Total shareholders’ equity	$277,122	$248,828	$208,435
Total number of common shares issued	$39,258	$39,198	$38,935

Notes:

(a)	Cash and cash equivalents included all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments included investments with original maturities of three months and less than 12 months, and investments that were expected to be realized in cash in the next 12 months. As of June 30, 2021, the Company had short term investments of principal amount of $66.7 million, which were from the proceeds of a private placement completed on October 5, 2020 (the “Private Placement”), investing into a supply chain finance fund managed by Credit Suisse (the “Fund”) with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s, which was terminated with effect as of March 4, 2021 due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments, and was subsequently in liquidation. We were notified by Credit Suisse that the liquidation proceeds were to be repaid by instalments.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2021

Key Highlights of Financial Position

	As of June 30,	As of December 31,	As of June 30,
	2021	2020	2020
Current ratio(a)	0.86	0.87	0.46
Debt ratio(b)	60.1%	64.5%	57.5%
Return on equity(c)	9.6%	6.8%	(6.6)%
Ratio of total liabilities to total equity	1.51	1.82	1.35

Notes:

(a)	Current ratio is calculated with all current assets divided by all current liabilities.
(b)	Debt ratio is calculated with all total liabilities divided by total assets.
(c)	Return on equity is calculated with consolidated net income (loss) divided by average of total shareholders’ equity at beginning and end of the period.

FINANCIAL RESULTS

Revenue

Revenue for the second quarter of 2021 was $9.5 million, compared to $0.8 million for the second quarter of 2020. Revenue for the second quarter of 2021 mainly consisted of the lease income of $5.5 million recognized following the delivery of the dormitory units and operating lease income of $1.8 million from Nam Tai Inno Park, operating lease income of $1.1 million from existing buildings located on the sites of Inno Valley, Wuxi, Shanghai, and the leased space at Nam Tai • Tang Xi Technology Park. Revenue for the second quarter of 2020 mainly consisted of rental income of $0.8 million from existing factory buildings located on the sites of Inno Valley, Wuxi and the leased space at Nam Tai • Tang Xi Technology Park.

Gross Profit

Gross profit for the second quarter of 2021 was $5.5 million compared to $0.2 million in the second quarter of 2020. Gross profit for the second quarter of 2021 mainly consisted of revenue of $9.5 million, offset by cost of $4.0 million for the period. Gross profit for the second quarter of 2020 mainly consisted of revenue of $0.8 million, offset by rental cost of $0.6 million for the period.

Net (Loss) Income from Operations

Net loss from operations for the second quarter of 2021 was $0.3 million, compared to net loss from operations of $4.5 million for the second quarter of 2020. Net loss from operations for the second quarter of 2021 mainly consisted of gross profit of $5.5 million, offset in part by our general and administrative expenses of $4.2 million and selling and marketing expenses of $1.6 million for the period. Net loss from operations for the second quarter of 2020 mainly consisted of general and administrative expenses of $2.6 million and selling and marketing expenses of $2.1 million, offset in part by our gross profit of $0.2 million for the period. The increase in general and administrative expenses of $1.6 million in the second quarter of 2021 was mainly due to the increase in legal, agent and professional fees.

Consolidated Net Income (Loss)

Consolidated net loss for the second quarter of 2021 was $0.3 million, compared to consolidated net loss of $3.8 million for the second quarter of 2020. Consolidated net loss for the second quarter of 2021 mainly consisted of net loss from operations of $0.3 million and income tax expenses of $0.4 million, offset in part by other income of $0.3 million and interest income of $0.1 million. Consolidated net loss for the second quarter of 2020 mainly consisted of net loss from operations of $4.5 million and other net loss of $0.02 million, offset in part by interest income of $0.4 million from time deposits and deferred income tax credit of $0.3 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $56.6 million in the six months of 2021 from $61.0 million as of December 31, 2020 to $4.4 million as of June 30, 2021. The decrease was primarily attributable to net cash provided by investing activities of $83.2 million, offset by net cash used in operating activities of $39.2 million and financing activities of $2.0 million, an exchange rate effect of $0.05 million and the increase in restricted cash of $98.5 million. The net cash provided by investing activities was primarily attributable to proceeds from the redemption and distribution of short term investments of $83.5 million in the first six months of 2021.

Restricted Cash

Restricted cash increased by $98.5 million in the six months of 2021 from $2.1 million as of December 31, 2020 to $100.6 million as of June 30, 2021, as our lending banks have restricted the remittance from the bank accounts of some of our subsidiaries in the PRC in light of  freezing orders issue by the relevant PRC courts regarding some lawsuits filed by our suppliers in the PRC and an injunctive order was imposed on the Company by the High Court of Justice of the British Virgin Islands of the Eastern Caribbean Supreme Court in March 2021, which has restricted us from dealing with the proceeds raised from the Private Placement.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $23.9 million in the six months of 2021 from $312.2 million as of December 31, 2020 to $336.1 million as of June 30, 2021, primarily attributable to the increase of $25.1 million for the construction of Nam Tai Technology Center, $15.2 million for the construction of Nam Tai • Longxi, and decrease of $16.8 million for the construction of Nam Tai Inno Park. During the six months of 2021, the Company completed Tower 5 of Nam Tai Inno Park which was then transferred to real estate properties held for lease, net.

Real Estate Properties Held for Sales Type Lease

Real estate properties held for sales type lease are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sales type lease decreased by $23.9 million from $31.6 million as of December 31, 2020 to $7.6 million as of June 30, 2021. The decrease was mainly due to delivery of part of Towers 8, 9 and 10 during the six months of 2021.

Real Estate Properties Held for Lease, Net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net increased by $32.3 million from $92.2 million as of December 31, 2020 to $124.5 million as of June 30, 2021. The increase was mainly due to the transfer of Tower 5 of Nam Tai Inno Park from real estate properties under development during the six months of 2021.

Accounts Payable

Accounts payable increased by $19.1 million in the six months of 2021 from $61.6 million as of December 31, 2020 to $80.7 million as of June 30, 2021. The increase was mainly due to the increase of project payable of $9.5 million, $1.9 million and $8.7 million for Nam Tai Technology Center, Nam Tai Inno Park and Nam Tai • Longxi, respectively, offset partially by the decrease of project payable of $1.0 million for other subsidiaries, respectively.

Advance from Customers

Advance from customers decreased by $64.5 million in the six months of 2021 from $69.7 million as of December 31, 2020 to $5.2 million as of June 30, 2021. The decrease was mainly attributed to the recognition of revenue of $72.4 million from the prepaid rent for the units delivered to customers of Nam Tai Inno Park during the period, offset by $7.9 million of rent and other fees received in advance during the period.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans decreased by $1.4 million in the six months of 2021 from $122.9 million as of December 31, 2020 to $121.5 million as of June 30, 2021, due to $2.6 million of loan repayments and $1.2 million of exchange loss in the period. In March 2021, the Company received demand letters from Bank of China, Bank of Beijing, Industrial Bank, and Xiamen International Bank (the “Lending Banks”), regarding payment in full of amounts due under the respective loan agreements with the banks. Following the demand letters, the Lending Banks have restricted the remittance from the accounts of the subsidiaries of the Company in their banks in the PRC. The Company continues to negotiate with the Lending Banks. All bank borrowings were re-classified as current liabilities as of December 31, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the Company had a total cash and cash equivalents of $4.4 million. As of December 31, 2020, the Company had a total cash and cash equivalents of $61.0 million.

The Company continues to discuss liquidity solutions with the lending banks and other financial institutions, and will provide a further update in due course.

Going Concern

The unaudited consolidated financial information of the Company for the second quarter of 2021 has been prepared on the assumption that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2021, the Company had net current liabilities of $55.0 million which, among other conditions and uncertainties, raised substantial doubt about its ability to continue as a going concern.

In addition to the continuing negotiations with the Lending Banks and certain other creditors, the Company is evaluating several methods of financing, such as additional external financings, acceleration of the leasing of Nam Tai Inno Park, and pre-sale of Nam Tai Technology Center and Nam Tai • Longxi, failing which rights offering and project disposal will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain our operations.

However, there are significant uncertainties pertaining to the management of the Company as a result of the postponing of a special meeting of shareholders. For more information, see “Recent Developments – Dispute with IsZo Capital LP (“IsZo”)”. The current Board and management are committed to taking actions to preserve the best interests of all shareholders.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Leasing Progress

As of June 30, 2021, we had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and 15% was located in Wuxi and Shanghai. As of June 30, 2021, the occupancy rate of our Shenzhen projects was approximately 63%, and that of our Wuxi and Shanghai projects was approximately 99%. The occupancy rate of Nam Tai Inno Park was 59%, an increase of 11 percentage points from the quarter ended March 31, 2021.

Projects	Leasable Area as of June 30, 2021	Leased Area as of June 30, 2021	Occupancy Rate
Shenzhen	310,193	193,901	63%
Nam Tai Inno Park	264,337	157,061	59%
Nam Tai Inno Valley	38,270	30,241	79%
Nam Tai • Tang Xi Technology Park	7,586	6,599	87%
Wuxi & Shanghai	54,809	54,390	99%
Wuxi facilities	50,828	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	3,562	89%
Total	365,002	248,292	68%

Project Construction and Development Progress

•

For Nam Tai Inno Park, all constructions have been completed and approximately 1,200 dormitory units have been delivered to our tenants as of July 28, 2021. We attracted approximately 60 new corporate tenants in the second quarter of 2021, mostly from healthcare, technology and related industries. We will continue to promote the leasing of industrial office and commercial spaces in the second half of 2021.

•

For Nam Tai Technology Center, roof capping for Towers A, B, C and D has been completed as of June 30, 2021. Currently, we are conducting masonry and plastering works, and mechanical and electrical works for the four towers. We have not met the conditions for applying the pre-sale permit for the project.

•

For Nam Tai Inno Valley, we are in the process of obtaining approval for our urban renewal application. Before obtaining the approval from the local authorities, we will continue to lease the units in Inno Valley for short-term tenancy. The occupancy rate of Inno Valley was 79% as of June 30, 2021.

•

For Nam Tai • Longxi, the main structures of the towers of the project are under construction. Subject to the approval of the local authority, the Company expects to obtain the pre-sale permit and commence the pre-sale in August 2021. The sales center for the pre-sale has been opened since July 2021 and show flats are available for public viewing. The Company will continue to make every endeavor to facilitate the pre-sale amid the liquidity issues. However, there is no assurance that the pre-sale permit will be obtained and the pre-sale will be a success. Further, there is no assurance that we will receive payments regarding the pre-sale in a timely manner from the purchaser of Nam Tai • Longxi and/or their respective mortgagees, which may adversely affect our liquidity and financial condition.

Industrial Operation Progress

•

In the second quarter of 2021, we held several events to provide various services to our corporate tenants in respect of talent recruitment, technology facilitation, financing and policy consulting, aiming to support the growth of our corporate tenants and the technology community.

•

In respect of talent recruitment, we held a talent fair and partnered with six human resource agents to assist our corporate tenants. In respect of technology facilitation, we have established the “Nam Tai Inno Park Medical Device 3C Industry Platform” in Nam Tai Inno Park in April 2021, aiming to facilitate cooperation and technology exchange among enterprises from biopharmaceuticals and medical device sectors.

•

In respect of financing, we co-organized the “2021 Investment and Financing for Smart Industry Roadshow” with the First Roadshow Co., Ltd. in Nam Tai Inno Park in May 2021. The event, hosted by the Science and Technology Innovation Association of Guangming Science City, attracted nearly 80 investment institutions to participate and facilitate potential investments for the projects presented in the roadshow. In respect of policy consulting, we held the “1st Nam Tai National High-tech Enterprise Cultivation and Innovation Training Class” and provided one-on-one policy counseling services for 38 enterprises in the second quarter of 2021.

Real Estate Market update

In order to promote the healthy development of the housing market, the PRC government has been rolling out restrictive measures with the objectives to curb the rapid price increase in housing and speculation activities.

The Company is planning to launch the pre-sale of Nam Tai • Longxi situated in Dongguan in the second half of 2021. In particular on Dongguan housing market, the local government has also promulgated restrictive measures to curb rapid rise in housing price. For instance, on February 27, 2021, the Bureau of Housing and Urban Rural Development of Dongguan, Municipal Natural Resources Bureau and six other departments jointly issued a “Notice on the Further Regulating of the Real Estate Market Regulation” to curb speculation and excessive price increases. On April 29, 2021, the Bureau of Housing and Urban Rural Development of Dongguan, the Trade and Industry Department of Dongguan and the Immovable Property Registry of Dongguan have jointly issued a “Notice on Further Guiding the Selling Price of Commodity Housing” to restrict the pricing of the newly marketed commodity housing. Further, on July 9, 2021, the Bureau of Housing and Urban Rural Development of Dongguan has issued a “Notice on Declaring the Pricing of the New Commodity Housing Project” stipulating the rules to control the price of the new commodity housing and land tendering so as to curb speculation and excessive price increases.

Despite the implementation of these policies, the land sales market in Dongguan remains buoyant. On July 22, 2021, a parcel of residential and commercial land situated in Machong town, which is in close proximity to our Nam Tai • Longxi project, attracted 11 participants for public bidding and was transacted at a premium of 39.7% with an effective per-square-meter price of RMB14,008. This transaction, compared to the purchase price of the land where Nam Tai • Longxi is (i.e. approximately RMB10,950 per square meter), reflects our foresight to the market of Guangdong–Hong Kong–Macau Greater Bay Area, and our abilities to create value for shareholders through strategic expansion. Hence, we believe that despite the restrictive government measures, the growth of the real estate market remains steady and it is conducive for a healthy and sustainable development of our business.

RECENT DEVELOPMENTS

Dispute with IsZo Capital LP (“IsZo”)

On April 7, 2021, we filed an application to appeal the March 3, 2021 judgment issued by the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands where it was held that the Private Placement was void and should be set aside (the “Appeal”). On April 20, 2021, the Eastern Caribbean Court of Appeal in the British Virgin Islands (the “Court of Appeal”) has granted an order postponing the special meeting of shareholders previously scheduled for April 26, 2021 at a later date to be determined pending judgment of the Appeal.

West Ridge Investment Company Limited (“West Ridge”), being the 3rd Defendant in the dispute with IsZo, filed a Notice of Application for judgment requesting the Company to refund the consideration paid for the purpose of the Private Placement and other costs incurred in relation to the dispute with IsZo. By an order approved on June 28, 2021, the said application was adjourned with permission to restore after the handing down of judgment by the Court of Appeal regarding the Appeal.

Further, IsZo filed a certificate of urgency to, among others things, restrain the Company and Greater Sail Limited (“GSL”), being the 2nd Defendant in the dispute with IsZo, from taking any further steps in relation to an arbitration in Hong Kong whereby GSL has requested the Company to refund the consideration paid for the purpose of the Private Placement. The hearing in relation to such certificate of urgency was adjourned, and the Company and GSL have undertaken to take necessary steps to stay the arbitration in Hong Kong as stated in an order dated May 28, 2021.

The Appeal was heard before the Court of Appeal from June 14, 2021 to June 16, 2021. However, there is no indication as to when the Court of Appeal will hand down its judgment.

Supply Chain Finance Fund Managed by Credit Suisse

We have placed $150 million out of the proceeds from the Private Placement to the Fund with the objective of seeking a stable and enhanced return through an insured cash management solution. The Fund was managed by Credit Suisse with underlying notes insured by insurance companies with a credit rating of at least A by Standard & Poor’s or A2 by Moody’s. In January 2021, the Company received a redemption amount of $15 million from the Fund. The Fund was terminated with effect as of March 4, 2021 due to some of the fund’s assets being subject to considerable valuation uncertainty and reduced availability of insurance coverage for new investments, and was subsequently in liquidation. We have been notified by Credit Suisse that the liquidation proceeds will be repaid by instalments. As of July 7, 2021, the Company received three instalments in aggregate of $70.7 million (the “Sum”) from the Fund. We are restricted from dealing with the Sum as it belongs to the proceeds from the Private Placement. Please see “Financial Result – Restricted Cash” for more information.

We continue to negotiate with Credit Suisse and are committed to act in the best interest of the Company. Further, the Securities & Futures Commission of Hong Kong and Hong Kong Monetary Authority have confirmed receipt of our complaint sent on April 19, 2021. We will render every assistance so requested by the aforementioned regulators to the extent necessary and appropriate, and as advised by our external counsels. However, there is no assurance that we can fully recover our principal from the Fund.

Lawsuits filed by our suppliers

As of July 28, 2021, the Group has received a total of seven writs of summons from our suppliers in the PRC seeking orders from the relevant PRC courts to settle the alleged outstanding construction fees/payments amounting to an aggregate of approximately RMB80.7 million, in which the respective PRC courts have issued rulings to freeze bank accounts of the relevant subsidiaries of our Group amounting to approximately RMB21.9 million in relation to four of the aforementioned writs of summons. We are negotiating with the relevant suppliers, and seeking legal advice from external counsel to prepare for the upcoming hearings. Further, an arbitration in the PRC regarding a dispute over a design fee of one of our suppliers in the PRC was concluded whereby the Shenzhen Court of International Arbitration ordered that one of our subsidiaries in the PRC was to pay the supplier a sum as recognized and enforced via an award from the Shenzhen Intermediate People's Court in June 2021. The said awarded sum was subsequently deducted from the bank account of the relevant subsidiary.

OPERATING RESULTS

As of June 30, 2021
(By Floor Area)	(in square meter)
Project Completed	295,365
Project Under Development	345,451
Project For Future Development	170,200
Total	811,016

Project Portfolio - As of June 30, 2021

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	114,520
Total GFA	Completed(c)	295,365	-	-	-
	Under Development (sq.m.)	36,336(d)	194,595	-	114,520
	Future Development (sq. m.)	-	-	170,200(b)	-
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of our projects are based on our development plans or certificates issued by the relevant authority subject to adjustment upon the final approval.
(b)

The gross floor area is based on the assumption that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. We cannot guarantee that we will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	Properties completed refer to the status following the completion of the construction of the properties, the registration of the completion acceptance and the internal acceptance criteria.
(d)	As of July 28, all constructions of Nam Tai Inno Park have been completed.

Properties Under Development

The table below sets forth certain information of our property projects under development as of June 30, 2021, comprising properties under development with the foundation work construction permits obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai • Longxi
City	Shenzhen	Shenzhen	Dongguan
(Estimated) Total GFA (sq. m.)	331,701	194,595	114,520
(Estimated) Leasable GFA (sq. m.)	264,337	-	-
(Estimated) Saleable GFA (sq. m.)	-	130,166	64,408(a)
Commencement of Construction	May 2017	December 2018	July 2020
Status of Pre-sale Permit	Not eligible	To be obtained	To be obtained
(Estimated) Completion Time	July 2021	2022	2022
Interest Attributable to Us	100%	100%	100%

Notes:

(a)	Excluding parking space and construction area that needs to be handed over to the local government free of charge. The final floor area is subject to the approval of the government.

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of June 30, 2021, comprising properties for which we have obtained the land use right certificate and are in the process of obtaining the foundation work construction permits, or we have entered into land grant contracts or are in the process of applying for special planning although the land use right certificate is not yet obtained.

Project	Nam Tai Inno Valley
City	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of June 30, 2021.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8 a.m. (Eastern Time) on August 2, 2021, in which the senior management will discuss the results for the second quarter of 2021. Investor may register and get access to the listen-only webcast through the link which can be found under “Investor News – Information and Activities – Investor Relations” on the Company’s website at https://www.namtai.com/investornews/index.html. Please note that no question-and-answer session will be arranged during the call and investors are welcome to make enquiries by writing to the media and investor relations department of the Company by email at ir@namtai.com.cn or by contacting our US-based public relations agent Edelman at Ira.grosky@edelman.com.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, the PRC, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in the PRC as an auxiliary development strategy of the Company. As the growth prospects of the PRC maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in the PRC, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial results.

CONTACTS

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020

(In Thousands of US dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$9,547	843	$78,594	$1,542
Cost of revenue	(4,078)	(683)	(28,155)	(1,300)
Gross profit	$5,469	$160	$50,439	$242
Expenses
General and administrative expenses	(4,174)	(2,545)	(11,761)	(5,548)
Selling and marketing expenses	(1,601)	(2,104)	(2,744)	(2,905)
Total operating expenses	$(5,775)	$(4,649)	$(14,505)	$(8,453)
Net income (loss) from operations	$(306)	$(4,489)	$35,934	$(8,211)
Other income (expense), net	291	(2)	336	(59)
Interest income	93	368	174	779
Income (Loss) before income tax	$78	$(4,123)	$36,444	$(7,491)
Income tax (expense) benefit	(370)	339	(11,105)	531
Consolidated net income (loss)	$(292)	$(3,784)	$25,339	$(6,960)
Other comprehensive income (loss) (1)	5,031	243	2,197	(2,494)
Functional currency translation adjustment	5,031	243	2,197	(2,494)
Consolidated comprehensive income (loss)	$4,739	$(3,541)	$27,536	$(9,454)
Earnings (loss) Per Share
Basic	$(0.01)	$(0.10)	$0.65	$(0.18)
Diluted	$(0.01)	$(0.10)	$0.65	$(0.18)
Weighted average number of shares (’000)
Basic	39,226	39,144	39,212	38,888
Diluted	39,330	39,144	39,280	38,888

Notes:

(1)	Other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2021 AND DECEMBER 31, 2020

(In Thousands of US dollars)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$4,378	$60,980
Restricted cash	100,582	2,065
Short term investments	66,662	150,150
Rental deposits	156	156
Accounts receivable	4,430	3,965
Real estate properties under development, net	136,912	121,693
Real estate properties held for sales type lease	7,638	31,558
Prepaid expenses and other receivables	9,163	7,141
Total current assets	$329,921	$377,708
Rental deposits	344	287
Real estate properties under development, net	199,204	190,492
Property, plant and equipment, net	26,132	26,568
Real estate properties held for lease, net	124,489	92,207
Right of use assets	9,161	9,695
Deferred income tax assets	5,033	4,154
Other assets	100	99
Total assets	$694,384	$701,210
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long term bank loans	121,517	122,883
Accounts payable	80,653	61,559
Rental deposits from customers	709	1,498
Accrued expenses and other payables	28,381	30,136
Advance from customers	5,242	69,722
Amount due to a shareholder	146,869	146,869
Amount due to a related company	941	161
Current portion of lease liabilities	604	1,064
Total current liabilities	$384,916	$433,892
Long term rental deposits	2,481	300
Financing lease payable	19	19
Deferred income tax liabilities	20,990	8,927
Noncurrent portion of lease liabilities	8,856	9,244
Total liabilities	$417,262	$452,382
EQUITY
Shareholders’ equity:
Common shares	393	392
Additional paid-in capital	265,841	265,084
Retained earnings (accumulated deficit)	14,517	(10,822)
Accumulated other comprehensive loss(1)	(3,629)	(5,826)
Total shareholders’ equity	$277,122	$248,828
Total liabilities and shareholders’ equity	$694,384	$701,210

Notes:

(1)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020

(In Thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(292)	$(3,784)	$25,339	$(6,960)
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,198	383	2,283	777
Amortization of right of use assets	505	444	971	852
Unrealized gain of trading securities	—	(97)	—	—
Share-based compensation expenses	96	363	193	1,102
Unrealized exchange (gain) loss	(752)	16	(103)	(28)
Deferred income tax benefit	589	(356)	11,184	(515)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(306)	1	(465)	(6)
(Increase) decrease in prepaid expenses and other receivables	(1,156)	18,322	(2,022)	6,242
Increase in deposit	(57)	(4)	(57)	(178)
Increase in real estate properties under development	(17,908)	(106,673)	(10,291)	(114,357)
Increase (decrease) in accrued expenses and other payables	650	1,317	(1,638)	(5,485)
Increase (decrease) in accounts payable	3,510	(586)	(976)	(586)
Decrease in lease liabilities	(952)	(197)	(1,303)	(851)
(Decrease) increase in advance from customers	(2,950)	24,664	(64,480)	28,242
Increase in rental deposits from customers	916	94	1,392	470
Increase in amount due to a related company	780	—	780	—
Total adjustments	$(15,837)	$(62,309)	$(64,532)	$(84,321)
Net cash used in operating activities	$(16,129)	$(66,093)	$(39,193)	$(91,281)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	(232)	(364)	(316)	(397)
Proceeds from trading securities	—	2,823	—	—
Decrease in short term investments	25,737	4,090	83,488	2,166
Net cash provided by (used in) investing activities	$25,505	$6,549	$83,172	$1,769
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank loans	(1,317)	(872)	(2,584)	(8,135)
Proceeds from bank loans	—	3,388	—	38,274
Proceeds from shares issued for option exercise	565	—	565	2,049
Net cash (used in) provided by financing activities	$(752)	$2,516	$(2,019)	$32,188
Net increase (decrease) in cash, cash equivalents and restricted cash	$8,624	$(57,028)	$41,960	$(57,324)
Cash, cash equivalents and restricted cash at beginning of period	92,499	122,130	63,045	130,218
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,837	4,123	(45)	(3,669)
Cash, cash equivalents and restricted cash at end of period	$104,960	$69,225	$104,960	$69,225
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$4,378	$68,091	$4,378	$68,091
Restricted cash	$100,582	$1,134	$100,582	$1,134

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2020, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $27.5 million for the six months ended June 30, 2021 and the consolidated comprehensive loss was $9.5 million for the six months ended June 30, 2020.

4.	A summary of the operating income, other (expenses) income, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$9,547	$843	$78,594	$1,542
NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$1,841	$(2,578)	$33,774	$(4,273)
- Hong Kong	(2,133)	(1,207)	(8,435)	(2,687)
Total net (loss) income	$(292)	$(3,785)	$25,339	$(6,960)

	June 30, 2021	December 31, 2020
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$199,204	$190,492
- Property, plant and equipment in PRC, excluding Hong Kong	26,021	26,389
- Hong Kong	111	179
- Real estate properties held for lease in PRC, excluding Hong Kong	124,489	92,207
- Right of use assets in PRC, excluding Hong Kong	9,134	9,511
- Hong Kong	27	184
Total long-lived assets	$358,986	$318,962